November 19, 2013

VIA EDGAR

Stephanie J. Ciboroski

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Ciboroski:

Re:	Response of The Toronto-Dominion Bank (the “Bank” or “TD”) to the Securities and Exchange Commission’s (“SEC” or the “Staff”) letter dated October 29, 2013 relating to the Bank’s:

- Form 40-F for the Fiscal Year Ended October 31, 2012 filed December 6, 2012

- Form 6-K filed August 29, 2013

(File No. 1-14446)

Thank you for the opportunity of providing you with TD’s response to your letter dated October 29, 2013 (the “Staff Letter”) regarding the above-referenced filings. Our responses to the Staff Letter have been included in Appendix A of this letter.

TD hereby acknowledges that:

(i)	We are responsible for the adequacy and accuracy of the disclosure in the filings;
(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
(iii)	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (416) 308-8279 or Xihao Hu, Senior Vice President and Chief Accountant, at (416) 983-1671 if you require additional information.

Very truly yours,

/s/ Colleen Johnston
Colleen Johnston
Group Head Finance, Sourcing & Corporate Communications and Chief Financial Officer

cc: Kevin Vaughn (United States Securities and Exchange Commission)

Lindsay McCord (United States Securities and Exchange Commission)

Staci Shannon (United States Securities and Exchange Commission)

Norie Campbell (Group Head Legal, Compliance and AML and General Counsel)

Appendix A – TD’s responses to comments in the Staff Letter

To assist your review, we have reproduced the text of the Staff's comments in bold below and the numbered paragraphs of this Appendix correspond to the paragraphs of the Staff Letter. All references to currency are in U.S. dollars, unless otherwise noted.

Form 6-K Filed on August 29, 2013

Exhibit 99.1 – Third Quarter 2013 Report to Shareholders

Note 9: Acquisitions, page 69

1.	We note that you entered into a seven-year program agreement with Target to be the exclusive issuer of Target-branded Visa and private label consumer credit cards to Target’s U.S. customers. You state that Target shares in a fixed percentage of the revenue and credit losses incurred and their net share is recorded in Non-interest expense. In addition, you record the gross amount of revenue and credit losses in your financial statements. Please provide us with your accounting analysis and related IFRS guidance on this transaction. In your response, address the following:

•	Your determination that the $5.8 billion U.S. Visa and private-label credit card portfolio acquired was an asset acquisition, including your assessment of legal/contractual rights to the asset and the underlying cash flows under IAS 39.14.

On March 13, 2013, TD acquired credit card customer accounts and balances of Target Corporation (“Target”). Under the provisions of the Purchase and Sale Agreement between the Bank and Target, Target transferred 100% of the rights, title and interest in the cash flows of the credit card receivables to the Bank, thereby relinquishing its legal rights, even in bankruptcy. As a result, TD became the legal issuer of the accounts and the related credit card receivables and has direct relationships with the cardholders. At the transaction closing date, acquired credit card account holders were notified of the change in issuer and privacy notices were mailed. New cardholders subsequent to closing are issued privacy and other disclosures as a part of the Bank’s normal origination standards. Target continues to service the portfolio, including conducting collections activities. In conducting those collections activities, Target is acting as servicer to the Bank. Any amounts collected are held on behalf of the Bank, and are required to be remitted to the Bank based on specified timelines. Target has no rights or interest in the amounts collected. Under the terms of the Credit Card Program Agreement between Target Corporation, Target Enterprise, Inc., and TD Bank USA, N.A., (the “Program Agreement”), Target is entitled to its share of the Alternative Risk-Adjusted Revenue (“ARAR”) and has a general claim against TD for its share of the ARAR as opposed to a legal claim against the specific cash flows from the credit card receivables. Target does not have the legal right to offset cash flows payable to TD from collections against amounts owing by TD for Target’s share of the ARAR.

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TD acquired credit card customer balances as well as credit card customer accounts. TD did not acquire any employees, processes or systems The acquired balances and accounts do not meet the definition of a business under IFRS 3.B7 which defines a business as inputs and processes applied to those inputs that have the ability to create outputs. Since no processes were acquired in the transaction, the transaction was treated as an asset acquisition rather than a business combination. Therefore, as an asset acquisition, TD applied IAS 39.14 and recognized the credit card portfolio once it became a party to the contractual provisions of the acquired assets.

The guidance for derecognition of financial instruments under IAS 39 is symmetrical, meaning that TD would recognize the transferred credit card receivables if Target would meet the derecognition criteria. Under IAS 39.20, the seller must assess whether they have transferred substantially all of the risks and rewards of the credit card receivables before being able to derecognize the transferred assets. Although the credit card receivables are subject to a separate legal contract under which Target does not have a legal claim to cardholder’s cash flows, the parties must consider all arrangements when determining if risks and rewards have been transferred. Pursuant to the Program Agreement, Target is entitled to a portion of the ARAR relating to the credit card receivables which should be considered in the risks and rewards analysis. Given the relative size of Target’s share of the ARAR, we do not view Target as having transferred or retained substantially all of the risks and rewards of ownership of the assets and look to whether Target continues to control the cash flows of the acquired credit card receivables in accordance with IAS 39.20(c). Target no longer has contractual rights to the cash flows from the credit card receivables, but has a general claim against TD for its portion of the ARAR. In addition, TD is able to sell or pledge the acquired credit card receivables, subject to certain repurchase rights. The repurchase rights relating to the acquired credit card receivables are only exercisable in very limited circumstances, generally at fair value, and in no case expect to provide Target with more than a trivial benefit. As such, our view is that Target does not retain control over the credit card receivables.

In conclusion, Target would have met the derecognition requirements of IAS 39.20 and the Bank consequently recognized 100% of the acquired credit card receivables on the Bank’s Consolidated Balance Sheet (the “Balance Sheet”) in accordance with IAS 39.14.

•	Clarify your accounting for new credit cards issued under the program agreement, including whether the entire originated amount will be recorded as a loan on your balance sheet. Provide the IFRS guidance you relied upon for this accounting.

New credit card receivables are accounted for as new loan originations in accordance with IAS 39. As described above, TD is a party to the contractual provisions of each loan originated and has rights to 100% of the cash flows from the credit card receivables. Each loan is therefore treated as a separate unit of account and any outstanding balance is recorded as a loan on the Balance Sheet. We relied on initial recognition guidance in IAS 39.14 and IAS 39.AG 34 and .AG35. The payment to Target for its share of the ARAR is an obligation of TD under the Program Agreement and does not impact the contractual relationship between TD and the cardholders. In addition, the servicing of the portfolio by Target does not impact the contractual creditor-debtor relationship between TD and the cardholders.

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•	Your conclusion to present revenues and expenses on a gross basis rather than net, and whether TD is principal or agent if an analysis was done under IAS 18.IE21.

The Bank has two relationships – the first is a direct creditor relationship with the cardholder and the second is the relationship with Target under the Program Agreement. We treat the Program Agreement as a separate executory contract under which the Bank records an expense for Target’s share of the ARAR. As discussed above, Target does not have a relationship with the cardholder and does not have legal claim against the cash flows of the credit card accounts under the Program Agreement. Instead, Target has a general claim against TD for its portion of the ARAR in accordance with the Program Agreement. In terms of the relationship with the cardholder, the credit card accounts and related credit card receivables are treated as separate units of account and would fall into the scope of IAS 39. Under IAS 39, the Bank would treat the credit card receivables as loans on the Balance Sheet and record the associated income and expenses on a gross basis. The Bank does not consider the guidance in IAS 18 would generally be applicable to loans or similar financial instruments under arrangement similar to the Program Agreement. However, if IAS 18 were applicable, we would also conclude that TD would be considered principal to this transaction for the following reasons:

•	TD is the primary obligor in the arrangement as TD has the direct legal relationship with the cardholder and has the primary responsibility for the funding, underwriting, and issuance of credit card accounts. In addition, TD has final say over the risk management, compliance and collections policies governing such servicing activities, and any other legally required parameters of the credit card receivables, as discussed in more detail in question 2 below. TD is also directly responsible for regulatory compliance, although TD would have recourse to Target if regulatory requirements were improperly executed by Target under the terms of the Program Agreement.

•	Through its contractual agreement with the cardholder, TD is subject to the full credit risk of the cardholder. The sharing of credit losses with Target based on the ARAR is part of a relationship that is outside of the direct cardholder relationship. TD is providing the Staff on a confidential and supplemental basis, under the cover of a separate letter dated the date hereof, additional detail regarding the ARAR formula and related amounts.

•	Confirm whether the allowance will be presented on a gross basis, and address how you will present and account for the fact that Target shares in the credit losses of the portfolio. To the extent that the allowance and credit quality trends are materially impacted by these credit cards, confirm that you will separately present the allowance and credit quality trends for this portfolio of credit cards, and tell us how you will present such information in future filings.

The Bank treats the Target portfolio and related allowance for loan losses similar to any other loan originated by the Bank. This view is consistent with the fact that the Bank is the primary obligor based on the rights to cash flows. All loans are originated within TD’s risk management guidelines.

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The allowance for credit losses for the Target portfolio is presented on a gross basis. Target’s share of credit losses is reflected as a separate receivable balance in Other Assets on the Balance Sheet. The Bank determines the appropriate allowance based on the Bank’s provisioning methodology which is on an incurred loss basis. The Bank calculates the receivable from Target on the same basis as the allowance but only reflects Target’s share of the incurred loss based on the share of the ARAR. For greater clarity, a receivable is recorded for Target’s share of the allowance once the allowance is recorded under TD’s loss provisioning methodology under IAS 39. The receivable is adjusted as the overall allowance changes based on Target’s share of the ARAR.

Credit quality trends in the Bank’s loan portfolio have been highlighted in the Bank’s Management’s Discussion and Analysis in the Credit Portfolio Quality section. In addition, information regarding allowances and provisions for credit losses is provided by product type (e.g., credit cards) in the Notes to the Consolidated Financial Statements. At this time the credit performance is consistent with our originated and previously purchased credit card portfolios and a separate disclosure for Target is not considered necessary.

2.	As a related matter, please link your accounting treatment included in response to comment 1 above to the contractual terms of your arrangement with Target. Specifically address the following in your response:

•	How the revenue and cost splits are calculated and how cash flows are managed. If there is a formula to calculate Target’s percentage of the cash flows, provide that formula and an explanation of terms and amounts included.

Target, as servicer of the credit card accounts, remits cash payments received from cardholders to TD on a daily basis. The Bank and Target share in the ARAR of the program, with TD remitting a fixed percentage of the ARAR to Target on a monthly basis. The portion of the monthly ARAR payable to Target is recorded as a payable in Other Liabilities on the Balance Sheet.

The fixed percentage of ARAR that each party shares under the arrangement was partly determined in consideration of the costs each party will incur outside of the program. For example, Target incurs costs relating to the value proposition, marketing, and servicing thereof.

The ARAR is calculated by the parties according to the following formula in the Program Agreement:

TD is providing the Staff on a confidential and supplemental basis, under the cover of a separate letter dated the date hereof, additional detail regarding the ARAR formula and related amounts.

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•       State whether, and if so, how frequently you expect to be in a net pay or net receive position according to the terms of the agreement.

According to the program economics the Bank would owe Target its fixed percentage of the ARAR at each month end. This amount is always expected to be payable to Target as the aggregate ARAR generated from the program is anticipated to be greater than the aggregate credit losses.

As noted in Question 1 above, the receivable from Target related to the credit losses is based on an incurred loss model in accordance with IAS 39 whereas the monthly amounts paid to Target by TD are based on realized net credit losses per the ARAR calculation above. Target’s share of the allowance required is expected to be greater than the monthly ARAR payable, resulting in a net receivable.

•       Discuss the performance obligations under the agreement for both parties, including which strategic decisions are owned by which entity, including the decisions related to risk management, underwriting, and delinquency/default remediation. State if there have been any instances where the parties have disagreed and how the disagreement was handled. Address which party has final authority in these strategic decisions.

Prior to signing the agreement, each party reviewed and agreed on the key strategic policies including risk management, underwriting and collection policies, the marketing strategy, and value proposition (i.e., in-store discounts). Under the Program Agreement, each party will work together on any changes to the key strategic decisions. There have been no instances to date where the parties could not come to a joint agreement relating to any proposed changes or other issues.

The Bank is responsible for originating credit under the cardholder agreements, complying with the terms of the cardholder agreements and extending and funding credit under the cardholder agreements, all in accordance with risk management policies.

The Bank has final decision making power over matters relating to risk management and underwriting, credit card receivables funding, compliance with law and network rules, and compliance and collections policies and practices (other than legally required collection policies solely applicable to Target as servicer and not to the Bank), among other matters.

Target is responsible for servicing the loans, which includes the processing of credit card applications, the distribution of physical credit cards, the processing and authorization of transactions under policies set by TD, and providing all communication with cardholders. Target is also responsible for handling collection and recovery efforts in accordance with guidelines over which TD has ultimate authority, ensuring the program is operated by Target as servicer in compliance with program policies, and the reporting thereunder. In addition, Target is responsible for and has ultimate decision making power over the value proposition on card transactions (e.g., 5% purchase discounts), for accepting cards in its stores and for marketing the program (subject to Bank review of marketing materials).

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The Bank and Target have joint decision making power over cardholder pricing (subject to card terms required by law, over which the Bank has ultimate authority). However, cardholder pricing changes are primarily a reflection of market changes and are not expected to be frequent as credit pricing is generally inelastic.

The above division of the responsibilities of the two parties as laid out in the Program Agreement supports the conclusion reached in Question 1 above identifying TD as a principal to the credit card accounts. TD is the primary obligor over the funding, underwriting, and recovery of credit card receivables. TD also absorbs the credit risk of the Program Agreement in accordance with the ARAR structure.

•       Tell us the business reasons for entering into the agreement and whether you have similar arrangements with other merchants in your credit card portfolio. If so, quantify the amount of credit cards outstanding with similar arrangements.

TD’s agreement with Target helps expand our presence in the North American credit card business. This asset purchase aligned with our risk profile and strategy, and the transaction also allowed TD to leverage a large deposit base in the U.S. and Target’s existing servicing platform. This transaction provided TD with the opportunity to work with a top retailing franchise with an established card program that includes an industry leading rewards offering. We do not have any other similar arrangements (i.e., with an ARAR structure) of any significance with other merchants in our credit card portfolio.

•       Finally, tell us the related amounts included in the nine months ended July 31, 2013 financial results, or to the extent available when you respond, the amounts included in the twelve months ended October 31, 2013.

The ARAR of the Target program up to and including October 31, 2013 is presented below.

TD is providing the Staff on a confidential and supplemental basis, under the cover of a separate letter dated the date hereof, additional detail regarding the ARAR formula and related amounts.

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